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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of April, 2003

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X    Form 40-F
                                    ---             ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes       No  X
                                   ---      ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)



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This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).




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April 11, 2003

Pursuant to the articles of incorporation of Korea Electric Power Corporation ("KEPCO"), a non-standing director was appointed by the Minister of Planning and Budget of Korea on March 28, 2003. The following sets forth certain information relating to such non-standing director.



      NAME            AGE                      TERMS OF OFFICE
----------------    ------   ---------------------------------------------------

Moon, Chung-sook      47     Three years (from March 28, 2003 to March 27, 2006)

Moon, Chung-sook is currently a professor of department of Consumer Economics at Sookmyung Women's University in Seoul, Korea and a member of the Competition Policy Committee at the Korea Fair Trade Commission. She also served as a member of the Regulatory Reform Committee. She received a Ph. D. in Consumer Economics from Kansas State University in Kansas, U.S.A..


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                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            KOREA ELECTRIC POWER CORPORATION


                                            By:/s/ Do-Shik Lee
                                            -----------------------------------
                                            Name: Do-Shik Lee
                                            Title: Chief Financial Officer

Date : April 11, 2003